

August 9, 2012

Via E-mail
Frederick W. Driscoll
Vice President, Chief Financial Officer and
Treasurer
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850

> **Re: Novavax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 000-26770**

Dear Mr. Driscoll:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies
Goodwill and Intangible Assets, Page F-11

1. You have $33 million of goodwill on your balance sheet relating to a 2000 acquisition. You concluded in your analysis of goodwill impairment that the fair value significantly exceeded the carrying value of your goodwill at December 31, 2011 and 2010. We understand from your response dated December 17, 2001 that the goodwill related to the acquisition of the Fielding Company. Your 10-K for the year ended December 31, 2000 stated that the Fielding Company sells, markets and distributes a proprietary line of

pharmaceutical products focused on women's health. You also stated that the two primary factors presented to the board of directors for management's recommendation of the acquisition were; (1) quick access to an established women's health pharmaceutical sales force and (2) anticipated positive cash flow from the sale of their existing products and future products. You also indicate that the product lines acquired were for generic drugs. Please address the following in your response:

- As it appears that you are not pursuing any generic drugs relating to the Fielding Company or women's health pharmaceuticals in your current business model, please tell us how you have factored that into your fair value analysis in determining that a goodwill impairment was not required.
- Tell us what, if any products, acquired from the Fielding Company, you are still pursuing. Page 3 of your December 31, 2000 10-K discloses that five of the women's health products were marketed at the time, but it doesn't appear you are still marketing those products. Please address the marketed products as well as the other products in pre-clinical/clinical development acquired in the Fielding Company acquisition.
- You indicated in your response dated December 17, 2001 that some of the goodwill related to "at will" employees. Please tell us how much of the goodwill was at the time related to these employees and what percentage of those employees are still working for the company.
- Tell us the assumptions used in your analysis of determining that no impairment in your goodwill existed at the balance sheet date.
- Tell us why you believe your accounting treatment for goodwill complies with ASC 350-20-35.

Revenue Recognition, Page F-12

2. In order to determine if your policy for the recognition of revenue related to the HHS BARDA contract is in compliance with ASC 912-605-25, please address the following points:

- ASC 912-605-25-1 states that fees under cost-plus-fixed-fee contracts shall be credited to income on the basis of such measurement of partial performance as will reflect reasonably assured realization. The fees may be accrued as they are billable, under the terms of the agreements, unless such accrual is not reasonably related to the proportionate performance of the total work or services to be performed by the contractor from inception to completion. Please confirm to us that you do not recognize revenue in excess of amounts billable, and tell us why you believe costs incurred represent a reasonable estimate of the partial performance for purpose of recognizing the fee as revenue.
- Your disclosure on page 14 states that your ability to be fully reimbursed will depend on your ability to demonstrate compliance with various requirements. Your disclosure also states that if certain milestones are not achieved the contract may be cancelled. Please tell us how the government's ability to cancel the contract impacts your revenue recognition policy and whether

> your policy could result in the recognition of revenue that would not be billable and collectible if the government cancels your contract. In your response please address how your policy complies with ASC 912-605-25-6 as well as 912-605-25-20 through 37.

- Your disclosure on page 38 of the 10-K states that the indirect rates will be subject to audit by HHS BARDA on an annual basis and that when the final determination of the allowable costs for any year have been made, revenue and billings may be adjusted accordingly. Please tell us whether the audit has been completed and if so, when and the amount of the adjustments to revenue and billings.
- Your disclosure in Note 5 to the financial statements in your Form 10-Q for the quarterly period ended March 31, 2012 states that clinical trial costs incurred are not going to be submitted for reimbursement or recorded as revenue until the second half of 2012. Please tell us how this policy complies with ASC 912-605-25 and is consistent with your policy set forth on page F-12 in your 10-K which states that revenue is recognized as costs are incurred.

Note 4 – U.S. Government Agreement and Collaboration
License Agreement with LG Life Sciences, Ltd., page F-16

3. Please provide us proposed disclosure to be included in future periodic reports that includes the amount of the upfront payment, your obligations under the agreements and the timing of when the revenue will be recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

       Sincerely,

       /s/ Joel Parker for

       Jim B. Rosenberg
       Senior Assistant Chief Accountant